Exhibit 99.1
Financial Statements
Chevron Lummus Global LLC
(A Delaware Limited Liability Company)
Years ended December 31, 2009 (Unaudited) and 2008 (Audited)

Chevron Lummus Global LLC
Years ended December 31, 2009 (Unaudited) and 2008 (Audited)

Report of Independent Auditors
The Members
Chevron Lummus Global LLC
We have audited the accompanying balance sheet of Chevron Lummus Global LLC (the “Company”) as of December 31, 2008, and the related statements of income, members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chevron Lummus Global LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
New York, New York
March 30, 2009

Chevron Lummus Global LLC
Statements of Income
(U.S. Dollars in Thousands)

	Years Ended December 31
	2009	2008
	(Unaudited)	(Audited)
Net Revenues:
Catalyst	$118,777	$98,205
Engineering	66,161	92,333

Total Net Revenues	184,938	190,538
Cost of sales	(109,790)	(102,815)

Gross Profit	75,148	87,723

Selling, general and administrative expenses	(29,598)	(28,509)

Income before interest and other income	45,550	59,214

Interest and other income	181	438

Net income	$45,731	$59,652

See accompanying notes to financial statements.

Chevron Lummus Global LLC
Balance Sheets
(U.S. Dollars in Thousands)

	December 31
	2009	2008
	(Unaudited)	(Audited)

ASSETS
Cash and cash equivalents	$9,716	$14,155
Trade receivables	11,965	33,708
Cost and estimated earnings in excess of billings on uncompleted contracts	25,164	25,852
Inventories, net	31,959	51,619
Prepaid expenses	139	5,046

Total current assets	78,943	130,380

Cost and estimated earnings in excess of billings on uncompleted contracts — long term	31,590	17,728

Total assets	$110,533	$148,108

LIABILITIES AND MEMBERS’ EQUITY
Accounts payables:
Trade	$5,389	$17,191
Members	5,361	3,031
Billings in excess of costs and estimated earnings on uncompleted contracts	6,195	14,977
Accrued costs	6,370	20,803
Warranty provisions — current	619	1,143

Total current liabilities	23,934	57,145

Warranty provisions — long term	2,478	4,573

Total liabilities	26,412	61,718

Members’ equity	84,121	86,390

Total liabilities and members’ equity	$110,533	$148,108

See accompanying notes to financial statements.

Chevron Lummus Global LLC
Statement of Cash Flows
(U.S. Dollars in Thousands)

	Years Ended December 31
	2009	2008
	(Unaudited)	(Audited)

Cash flows from operating activities:
Net income	$45,731	$59,652
Adjustments to reconcile net income to net cash provided by operating activities
Changes in operating assets and liabilities:
Decrease in accounts receivable	21,743	20,482
Increase in costs and estimated earnings in excess of billings	(13,174)	(3,758)
Decrease (Increase) in prepaid expenses	4,907	(3,665)
Decrease (Increase) in inventories	19,660	(21,510)
Decrease in accounts payable	(9,472)	(11,916)
Decrease in billings in excess of costs and estimated earnings	(8,782)	(8,148)
Increase (Decrease) in warranty provisions	(2,619)	595
Increase (Decrease) in accrued costs	(14,433)	7,133

Net cash provided by operating activities	$43,561	$38,865

Cash flows used in financing activities

Distribution to members	(48,000)	(48,000)

Net cash used in financing activities	(48,000)	(48,000)

Net decrease in cash and cash equivalents	(4,439)	(9,135)
Cash and cash equivalents — beginning of year	14,155	23,290

Cash and cash equivalents — end of year	$9,716	$14,155

See accompanying notes to financial statements.

Chevron Lummus Global, LLC
Statement of Members’ Equity
For the Years Ended December 31, 2009 (Unaudited) and December 31, 2008 (Audited)
(U.S. Dollars in Thousands)

	Chevron	Lummus
	Share	Share	Total
Members’ equity at December 31, 2007	$37,369	$37,369	$74,738

Net Income - 2008	29,826	29,826	59,652

Distributions to members	(24,000)	(24,000)	(48,000)

Members’ equity at December 31, 2008	$43,195	$43,195	$86,390

Net income - 2009	22,866	22,865	45,731

Distribution to members	(24,000)	(24,000)	(48,000)

Members’ equity at December 31, 2009	$42,061	$42,060	$84,121

See accompanying notes to financial statements.

Chevron Lummus Global LLC
Notes to Financial Statements
(U.S. Dollars in Thousands)
All 2009 amounts included in the Notes to Financial Statements are unaudited
1. Description of the Business
The accompanying financial statements present the results of operations, financial position, and cash flows of Chevron Lummus Global, LLC (the “Company”). The Company is a limited liability company organized in the State of Delaware which was formed on January 1, 2000 and is owned by Lummus Catalyst Company Ltd (“Lummus”), an indirect wholly-owned subsidiary of Chicago Bridge & Iron Company (“CB&I”) and Chevron USA Inc. (“Chevron”), an indirect wholly-owned subsidiary of Chevron Corporation, with each having a 50% interest in the Company. Lummus and Chevron are hereby referred to collectively as “members” of the Company.
The Company provides engineering services, licenses proprietary technology and supplies proprietary catalysts to industrial and commercial customers in the oil and gas industry. The proprietary technology consists principally of hydroprocessing technologies, including hydrocracking and hydrotreating processes that are used by refineries to process petroleum-based products. The Company also provides technical services to customers that have purchased its catalysts.
The business primarily concentrates on converting/upgrading heavy and residual components in heavy/sour crude oil (“bottom of the barrel”) that are produced during the refining process into more useable products. Its technologies include, among others, ISOCRACKING®, ISOTREATING ®, ISODEWAXING ® and LC FINING™.
The Company is subject to risks and uncertainties common to companies providing similar products and services to the oil and gas industry, including, but not limited to, development by its competitors of new technological innovations, dependence on key personnel, loss of customers or changes in capital spending by customers, protection of proprietary technology, and compliance with domestic and foreign regulatory authorities and agencies. The Company’s license and engineering services as well as catalyst supplies are performed under fixed-price and cost-plus-fee contracts. The Company generates revenue from customers located throughout the world.
The operations of the Company are dependent upon the operational support provided by the members (see Note 9) and the Company’s operations are performed by the members as follows:
•
Chevron is responsible for the majority of the Company’s research and development (“R&D”) activities, which are mainly focused on process and catalyst development/improvements for its process technologies. In addition, Chevron performs engineering efforts and has responsibility for accounting functions related to the catalyst business.

•	Lummus is responsible for engineering and licensing efforts and supports R&D work and project accounting for licensing and engineering.

•
The Company has no employees. Based upon the terms and conditions in the Company operational agreement, Lummus and Chevron assign employees to perform the work of the Company and the fully burdened cost is charged to the Company by Lummus and Chevron. As a result, these financial statements may not be indicative of those of a stand-alone entity.

Chevron Lummus Global LLC
Notes to Financial Statements
(U.S. Dollars in Thousands)
All 2009 amounts included in the Notes to Financial Statements are unaudited
2. Significant Accounting Policies
Revenue Recognition and Contract Accounting
The Company recognizes engineering and license contract revenues using the percentage-of-completion method. The Company principally uses the cost-to-cost method to measure progress towards completion on contracts. Long-term contracts typically extend over a period of several months to five years.
Contract costs include all direct material and labor costs and those indirect costs related to contract performance, including estimates for performance risks and warranties. The Company’s contracts occasionally allow customers to withhold a certain portion of the contract price until specific performance requirements are met.
Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in contract performance and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.
For catalyst, the Company generally recognizes revenues when delivery has occurred according to the international commercial terms, the fee is determined and collection is probable. The Company does not generally receive cash advances on catalyst orders and funds working capital internally.
Cost of sales predominately relate to the Company’s catalyst sales. Selling (including bid costs), general and administrative costs are charged to expense when incurred. When the Company is directly responsible for subcontractor labor, or third-party materials and equipment, the costs of such items are included in both revenues and costs.
Warranties
The Company typically provides customers with a certain date warranty period from the date of contract completion. Provisions for estimated warranty costs are recorded based on historical experience and are managed on a total company basis.
Shipping and Handling Fees and Costs
The Company recognizes shipping and handling fees charged to customers in total revenues. Shipping and handling costs which are included in cost of sales, consist principally of out bound freight and amounted to $1,729 for 2009 and $574 for 2008. The increase in costs was attributable to higher catalyst sales and the location of customers.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are addressed in these notes to the financial statements.

Chevron Lummus Global LLC
Notes to Financial Statements
(U.S. Dollars in Thousands)
All 2009 amounts included in the Notes to Financial Statements are unaudited
Cash and Cash Equivalents
Cash and equivalents include highly liquid investments with maturities of three months or less at the date of acquisition. The Company invests excess cash in deposits with Chevron treasury. There are no restrictions with respect to the usage or withdrawal of cash.
Concentration of Credit Risk
The Company sells a broad range of services to global oil, gas and petrochemicals customers throughout the world. The risk of uncollectible trade receivables is considered low, as the Company’s customer base is generally major global oil, gas and petrochemical companies. Ongoing credit evaluations of customers’ financial positions are performed and, generally, no collateral is required. The Company maintains adequate reserves for potential losses and such losses have been minimal and approximate management estimates. Revenues from the Company’s largest trade customer during 2009 amounted to approximately 15% of total revenues. In 2008, the largest customer amounted to 16% of total revenue. No other customer in 2009 or 2008 exceeded 10% of total revenues.
Subsequent Events
We evaluated all events and transactions that occurred between December 31, 2009 and March 31, 2010, the date these financial statements were issued.
3. Trade Receivables
Trade receivables are non-interest bearing and are generally with major global oil, gas and petrochemicals companies. The Company routinely evaluates its portfolio of third party trade receivables for risk of non-collection and records the carrying value of its trade receivables at estimated net realizable value. There were receivables with affiliated companies valued at $1,885 at December 31, 2009 and $444 at December 31, 2008. The Company has not recorded as allowance for doubtful accounts for December 31, 2009 or 2008 based on historical experience and the Company’s belief that there was no collection risk related to the Company’s accounts receivable balances.
4. Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts
Cost and estimated earnings in excess of billings represent amounts of revenue earned under contracts in progress but not billed at the balance sheet date. These amounts become billable according to the contract terms, which usually consider passage of time, achievement of milestones and/or completion of the project. Cost and estimated earnings and billings include the following:

	2009	2008
	(Unaudited)	(Audited)

Cost and estimated earnings	$125,019	$119,709
Less: Billings	(72,005)	(83,515)
Engineering Work in Process	3,740	7,386

Total	$56,754	$43,580

Classification on balance sheets:

Current	$25,164	$25,852
Long-term	31,590	17,728

	$56,754	$43,580

Chevron Lummus Global LLC
Notes to Financial Statements
(U.S. Dollars in Thousands)
All 2009 amounts included in the Notes to Financial Statements are unaudited
5. Inventories
Inventories related to catalyst consist of raw material, labor, and manufacturing costs and are generally stated at the lower of cost or market. Raw materials are stated at actual cost, and finished goods which include the value of intermediate production are accounted for utilizing the last in first out (“LIFO”) method. The Company believes the LIFO method is a better matching of revenues against cost. The reduction in inventory from 2008 to 2009 is due to higher catalyst sales for 2009 and lower new orders. Inventories consist of the following:

	December 31
	2009	2008
	(Unaudited)	(Audited)

Raw Materials	$18,128	$17,651
Intermediate and finished goods	13,831	33,968

Total Inventories	$31,959	$51,619

6. Accounts Payable
In addition to third party payables for materials and services, the Company has an amount due to each of its members. The amounts due to the members do not bear interest. Accounts Payable consists of the following:

	December 31
	2009	2008
	(Unaudited)	(Audited)

Trade payables	$5,389	$17,191

Trade payables, Lummus	2,079	233
Trade payables, Chevron	3,282	2,798

Total payables, members	$5,361	$3,031

7. Billings in Excess of Costs and Estimated Earnings
Billings in excess of costs and estimated earnings represent advance billings to clients in excess of costs and earnings on uncompleted contracts. The decrease in revenue and billings from 2008 to 2009 is attributable to projects completed and closed. Billings in excess of costs and estimated earnings consists of the following:

	December 31
	2009	2008
	(Unaudited)	(Audited)

Revenue	$49,148	$83,614
Less: Billings	55,343	98,591

Total	$6,195	$14,977

Chevron Lummus Global LLC
Notes to Financial Statements
(U.S. Dollars in Thousands)
All 2009 amounts included in the Notes to Financial Statements are unaudited
8. Accrued Costs
Accrued costs relate to the timing of the recognition of cost of sales on uncompleted contracts. Amounts are anticipated to be paid within one year of the balance sheet date. At December 31, 2009, the Company had accrued costs of $6,370. In 2008, accrued costs were $20,803. The change during 2009 was attributable to payment of project costs including catalyst cost of $8,952.
9. Related Party Transactions
Chevron and the Company are parties to an operational support services agreement whereby Chevron or its affiliates provide the Company with administrative and technical support services including, but not limited to, financial accounting and reporting, credit, treasury, legal, information technology, project management reporting and analysis and basic engineering and associated services. Such services are provided to the Company at prices which the members agree approximate Chevron’s full cost of providing such services. The Company recorded expenses under the agreement of $20,312 for 2009, of which $5,580 was included in cost of sales and $14,732 was included in selling, general and administrative expenses in the statement of income. This was down from 2008 costs of $23,808, of which $11,097 was in cost of sales and $12,711 was in selling, general and administrative expenses. Chevron and the Company are also parties to a research, development and technical services agreement whereby Chevron or its affiliates provide to the Company such services at the Company’s request for a fee. Such services are provided to the Company at prices which the members believe approximate Chevrons full cost of providing such services. The Company recorded R&D expenses under this agreement of $8,915 for 2009 and $9,735 for 2008.
Lummus and the Company are parties to an operational support agreement whereby Lummus or its affiliates provide the Company with sales and marketing, administrative and technical support services including, but not limited to legal, information technology, project management reporting and analysis and basic engineering and associated services. Such services are provided to the Company at prices which the members agree approximate Lummus’ full cost of providing such services. For 2009, the Company recorded expenses under the agreement of $12,592, of which $8,355 was included in cost of sales and $3,971 was included in selling, general and administrative expenses in the statement of income. For 2008, these expenses were $12,286, of which $8,481 was in cost of sales and $3,805 was in selling, general and administrative expenses. Lummus and the Company are also parties to a research, development and technical services agreement whereby Lummus or its affiliates provide to the Company such services at the Company’s request, for a fee. Such services are provided to the Company at prices which the members believe approximate Lummus’ full cost of providing such services. The Company recognized R&D expenses under this agreement of $266 for 2009 and $544 for 2008.
Overall costs were generally lower in 2009 than in 2008 due to management cost reduction initiatives in response to lower license and engineering orders. At December 31, 2009, $3,282 was due to Chevron and $2,079 was due to Lummus for services provided under the above agreements and these amounts are included on the balance sheet. At December 31, 2008, the amounts due Chevron and Lummus were $2,798 and $233, respectively.
In 2009 and 2008, Chevron and its affiliates purchased catalyst of $27,054 and $8,943, respectively, from the Company for its own use in accordance with the terms of the operating agreement. The increase in 2009 compared to 2008 was primarily attributable to $20,212 in sales to Chevron affiliate GS Caltex.

Chevron Lummus Global LLC
Notes to Financial Statements
(U.S. Dollars in Thousands)
All 2009 amounts included in the Notes to Financial Statements are unaudited
10. Operating Agreement
Under the terms of the Company’s operating agreement dated January 1, 2000, as amended (the “Agreement”), the net income and net loss of the Company and any distributions of the Company’s assets are to be allocated among the members in proportion their membership interests. In the event of termination of the Company by the members, the agreement provides for the apportionment between the members of proprietary technology rights previously contributed to the Company by the members in accordance with a prescribed formula. Each member’s liability for the activities of the Company is generally limited to its respective capital contributions.
11. Research and Development
Non-project specific research and development costs were $9,181 for 2009 and $10,279 for 2008. These activities are primarily conducted in the Chevron facilities in Richmond, CA. Research and development costs are expensed as incurred and are included in sales, general and administrative expenses on the statement of income.
12. Guarantees
In certain situations within a contract, the Company will include a performance warranty for a specific period of time. In place of accounts receivable retention, the Company will provide through Chevron, a work guarantee to customers for the warranty period. Guarantees issued by Chevron amounted to $20,093 in 2009 and $15,391 in 2008. Lummus is committed to issue Chevron a counter guarantee for 50% of the total guarantees issued by Chevron. The guarantee period ranges from 2010 through March 2014.
13. Income and Foreign Withholding Taxes
The Company is not subject to income taxes as it is treated as a partnership for federal income tax purposes. The Company’s results of operations are allocated to the members for inclusion in their respective income tax returns. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company also incurs foreign withholding taxes which are generally payable based on revenues generated in certain foreign jurisdictions. Such withholding taxes, while paid by the Company, are reimbursed by the members. Withholding taxes due from the members are netted in the accounts payable, member’s account. Withholding taxes were $853 for 2009 and $1,762 for 2008.
14. Contract Litigation
In 2009, a suit was filed against one of the members to seek a full assignment of all rights to certain owned patents. Full settlement has been reached on the subject law suit at a cost of $500 to the Company. The Company is currently not aware of any other pending or threatened litigation, claims, or assessments directly against or associated with the Company.
15. Future Purchase Commitments
The Company has certain long-term purchase contracts with its suppliers with a minimum commitment of approximately $9,500 over the next two years.